The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940 and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

Products

Introducing crypto 2.0

Go beyond the limitations of single-token and passively managed ETPs—with the first U.S. listed actively managed spot crypto ETP providing exposure to popular cryptocurrencies like Bitcoin, Ethereum, and more.

Active Crypto ETF (TKNZ)

An actively managed, multi-token crypto ETP that offers exposure to a diverse range of leading cryptocurrencies. Using research and technical analysis to navigate trends and manage risk, the strategy seeks to outperform the FTSE Crypto U.S. Listed Index benchmark over the long term.

Fund facts

Exchange NYSE Arca	Management fee Gross: 0.90% Net: 0.75%*	Number of holdings 10-15	Benchmark FTSE Crypto U.S. Listed Index

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* The expense shown above reflects the sponsor’s net annual management fee of 0.75% by contractual fee waiver though 5/31/2027, and 0.90% thereafter.

About digital assets

Evolving opportunities

As investor access matures, digital assets like crypto sit at the intersection of cutting-edge innovation and mainstream finance.

A brief history New solutions

A brief history of crypto

After a groundbreaking white paper signaled the dawn of digital assets in 2008, a wave of early adopters welcomed the concept of a borderless, decentralized currency. The landscape has rapidly evolved—producing new cryptocurrencies, platforms, and applications.

2009
First block of 50 Bitcoin is mined
2010
Real-world pizzas purchased for 10,000 Bitcoin
2012
XRP speeds transactions and bridges cross-border payments
2013
Dogecoin meme coin spurs crypto development
2015
Ethereum enables apps and smart contracts
2020
Solana cuts fees and hosts a variety of digital assets
2024
Exchange-traded products (ETPs) approved, allowing institutional custody
2026
Introduction of multi-token, actively managed ETPs

Want to learn more? Explore the history, evolution, and future of digital assets in our brochure.

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Active is what we do

T. Rowe Price exchange-traded funds (ETFs) offer the agility of active management to adapt to changing markets.

Explore Active ETFs

Learn more about digital assets

Six myths of crypto

Discover the common misconceptions of crypto investing and what investors need to know.

Read the Insight

Crypto edges into the mainstream

Regulated access has changed how investors engage with crypto. Learn what this means for portfolio allocations and mcre.

Read the Insight

Frequently asked questions

Digital assets Crypto Vehicles

What are digital assets?

Important Information

Consider the investment objectives, risks, and charges and expenses carefully before investing. For a prospectus or, if available, a summary prospectus containing this and other information, visit troweprice.com. Read it carefully.

ETFs/ETPs are bought and sold at market prices, not NAV. Investors generally incur the cost of the spread between the prices at which shares are bought and sold. Buying and selling shares may result in brokerage commissions, which will reduce returns.

Risk considerations: All investments are subject to market risk, including the possible loss of principal. The Eligible Assets have a relatively limited history of existence and operations compared to traditional commodities. There is a limited established performance record for the price of the assets and, in turn, a limited basis for evaluating an investment. Crypto assets (including the Eligible Assets) have experienced periods of extreme price volatility and their prices may be influenced by, among other things, trading activity and regulatory scrutiny of crypto trading platforms due to fraud, failure, security breaches or otherwise. To the extent that the Fund trades Eligible Assets on crypto platforms and other trading venues, these crypto trading platforms are relatively new. In addition, crypto trading platforms may be lightly regulated, unregulated, or may be non-compliant with existing and applicable regulations in one or more jurisdictions in which they operate. A market disruption, such as a government taking regulatory or other actions that disrupt the crypto asset market, can also make it difficult to liquidate a position. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Eligible Assets or the Shares. Regulatory developments such as by banning, restricting or imposing onerous conditions or prohibitions on the use of crypto assets, mining activity, digital wallets, the provision of services related to trading and custody of crypto assets, the operation of the Eligible Asset Networks, or the crypto asset markets generally may adversely impact the value of the Eligible Assets and, therefore, of the Fund. See the prospectus for more detail on the fund’s principal risks.

T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”). T. Rowe Price Investment Services, Inc. (“TRPIS”) serves as the distributor of the Trust.

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The mutual funds referred to in this website are offered and sold only to persons residing in the United States and are offered by prospectus only. The prospectuses include investment objectives, risks, fees, expenses, and other information that you should read and consider carefully before investing.

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